Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 16 DATED JANUARY 11, 2018
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition; and
•	Asset updates.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – 705 Edgewood Associates, LLC

On January 8, 2018, we directly acquired ownership of a “majority-owned subsidiary”, 705 Edgewood Associates, LLC (“705 Edgewood Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $2,666,200, which includes the original principal amount of $2,473,422, current return of $3,366, and accrued return of $189,412 in the Edgewood Controlled Subsidiary (the “705 Edgewood Investment”).  The Edgewood Investment was funded with proceeds from our Offering.

The 705 Edgewood Controlled Subsidiary is managed by the principals of Mosaic Realty Partners, a Washington D.C. based investment company (“Mosaic”). Founded by principals Isaac Pretter and Eron Sodie, the team focuses on office, retail, and industrial assets in the mid-Atlantic. Mosaic has acquired 1.1 million square feet of commercial property with a total investment value in excess of $100 million.

Mosaic used the initial proceeds from the 705 Edgewood Investment to purchase a 72,209 SF flex industrial building located at 705 Edgewood Street, NE, Washington, D.C. (the “705 Edgewood Street Property”). A charter school, City Arts and Prep Performing Arts School (“City Arts and Prep”), formerly known as William E. Doar Jr. School, has occupied the property for the last 13 years. The school is the only tenant and leases 48,744 square feet (65% of total space). The school’s lease expires on 8/31/2019. The school has previously expanded 4 times in the building; it currently serves approximately 500 students. Mosaic and City Arts and Prep are currently negotiating a lease extension and expansion into the vacant space. The 705 Edgewood Street Property is located in Washington D.C.’s Edgewood neighborhood, adjacent to the Rhode Island Avenue Metro Station on the highly-utilized Red Line and within walking distance to both Trinity College and Catholic University.

Pursuant to the agreements governing the 705 Edgewood Controlled Subsidiary (the “705 Edgewood Operative Agreements”), our consent is required for major decisions regarding the 705 Edgewood Street Property. The 705 Edgewood Investment currently earns a 13% return; 7% is paid current and 6% accrues. The investment matures on May 26, 2020. Mosaic can extend for a 36-month period. While, the required return remains 13% during the extension period, any unpaid accrued return must be paid in full by extension commencement. The principals of Mosaic have provided the holder of the 705 Edgewood Investment with standard carve-out and springing guaranties. At closing, Mosaic funded approximately $2,350,000.

Mosaic acquired the 705 Edgewood Street Property in May 2015, at a purchase price of $14,200,000. In addition, StanCorp Mortgage Investors provided a $9,2000,000 loan (“705 Edgewood Senior Loan”). The loan matures on 6/1/2045. The monthly loan payment of principal and interest is $43,262, reflecting the interest rate of 3.875%. As of September 30, 2017, the outstanding loan balance was $8,818,267.

As the 705 Edgewood Investment initially was purchased from National Commercial Real Estate Trust, an affiliate of our Manager, the Manager commissioned an independent fair-value-review and the Independent Representative reviewed and approved of the transaction prior to its consummation. Based on a third-party as-is fair-value-review of the 705 Edgewood Street Property conducted in October 2017, the 705 Edgewood Street Property features a minimum current valuation of $19,300,000. Thus, the implied 705 Edgewood Investment loan-to-value is approximately 59.5%.

The 705 Edgewood Street Property is located in Washington D.C.’s Edgewood neighborhood, adjacent to the Rhode Island Avenue Metro Station on the highly-utilized Red Line and within a 10 to 20 minute walk to both Trinity Washington University and Catholic University. Using the Red Line, commuters are within 10 to 20 minutes of Capitol Hill, the popular East End office submarket, and downtown Washington D.C. Edgewood, a neighborhood mostly comprised of rowhouses built in the early 1900s, is bordered roughly by Michigan Avenue to the north, the Red Line Metro tracks to the east, Rhode Island Avenue NE to the south, and North Capitol Street and Glenwood Cemetery to the west. Increasingly, home buyers have begun to see Edgewood as an affordable alternative to other popular neighborhoods nearby.

Asset Updates

Senior Mortgage Loan – Saviers Van Nuys, LLC - Update

On February 19, 2016, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $4,900,000 (the “Van Nuys Senior Loan”). The borrower, Van Nuys, LLC, a Delaware limited liability company (“Van Nuys”), used the loan proceeds to purchase a 24,862 square foot two-tenant retail property located at 6569 Van Nuys Blvd, Van Nuys, CA 91401 (the “Van Nuys Property”). The Van Nuys Senior Loan was secured by the Van Nuys Property.

On December 22, 2016, Van Nuys paid off the Van Nuys Senior Loan for the full amount of the principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 12% interest received per annum. Principal drawn to date amounted to $4,700,000 as of the pay-off date.

Senior Mortgage Loan – Otsego Homes, LLC - Update

On January 11, 2017, we acquired from Fundrise Lending a first mortgage loan with a maximum principal balance of $3,250,000 (the “Otsego Homes Senior Loan”). The borrower, Otsego Homes, LLC, a Delaware limited liability company (“Otsego Homes”), used the loan proceeds to purchase four single family homes at 10907-10923 Otsego Street, Los Angeles, CA (the “Otsego Homes Property”), and received approvals for a 20-unit Small Lot Subdivision. The Otsego Homes Senior Loan was secured by the Otsego Homes Property.

On January 5, 2018, Otsego Homes paid off the Otsego Homes Senior Loan for the full amount of the principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 9% interest received per annum. Principal drawn to date amounted to $3,235,000 as of the pay-off date. Otsego Homes sold the property to a private home builder, who intends to proceed through construction of the homes.